UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. )*

Nate’s Food Co.
(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

63228Q 106

(CUSIP Number)

Calendar Year 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63228Q 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AW Finance Group, Inc, 88-1510008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 225,302,464
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 225,302,464
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,302,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99*%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

* Reporting Person AW Finance Group, Inc. (“AW Finance Group”) has rights to convert a Promissory Note into shares of the Issuer’s common stock which, except for a contractual 9.99% cap on the amount of outstanding shares that AW Finance Group may own, would exceed the cap. Thus, the number of shares of the Issuer’s common stock beneficially owned by AW Finance Group as of the date of this filing was 225,302,464 shares, which is 9.99% of the Issuer’s 2,253,024,646 shares that were outstanding as April 17, 2023 (as reported in the Issuer’s Form 10-Q,filed April 20, 2023).

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Item 1.
(a)	Name of Issuer Nate’s Food Co.
(b)	Address of Issuer’s Principal Executive Offices 15151 SPRINGDALE ST, HUNTINGTON BEACH, CA, 92649
Item 2.
(a)	Name of Person Filing AW Finance Group, Inc,
(b)	Address of Principal Business Office or, if none, Residence 401 E Las Olas Blvd #130-321 Fort Lauderdale, FL 33301
(c)	Citizenship FL
(d)	Title of Class of Securities Common Stock, $0.0001 par value
(e)	CUSIP Number 63228Q 106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 225,302,464

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 225,302,464

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 225,302,464

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ . n/a

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

n/a

Item 8. Identification and Classification of Members of the Group

n/a

Item 9. Notice of Dissolution of Group

n/a

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AW Finance Group, Inc

Date: June 20, 2023	By:	/s/ Anastasia Shishova
	Name:	Anastasia Shishova
	Title:	President

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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